                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                                Amendment No. 2
                               (Final Amendment)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                        United Oklahoma Bankshares, Inc.
                        --------------------------------
                           (Name of Subject Company)

                             Ameribank Corporation
                             ---------------------
                                    (Bidder)

                    Common stock, par value $1.00 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  911266-10-4
                                  -----------
                     (CUSIP Number of Class of Securities)

                               D. Wesley Schubert
                             Ameribank Corporation
                               201 North Broadway
                            Shawnee, Oklahoma  74801
                                 (405) 273-5000
         (Name, Address, and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                With copies to:

                            N. Martin Stringer, Esq.
                       McKinney, Stringer & Webster, P.C.
                         101 North Broadway, Suite 800
                                 (405) 239-6444

Calculation of Filing Fee

              Transaction valuation*      Amount of Filing Fee

                    $308,538                     $61.71

* For purposes of calculating the filing fee only, this calculation assumes the purchase of 617,076 shares of common stock of the subject company at $0.50 net per share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          $147.80
                       --------------------------------------------------------
Form or Registration No.:         Schedule 14D-1
                         ------------------------------------------------------
Filing Party:          Same
             ------------------------------------------------------------------
Date Filed:            November 3, 1995
           --------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ameribank Corporation
       I.R.S. Identification No. 73-1162060
------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a)[X]
                                                                                                       (b)[ ]
       See Exhibit (c)(1) for written agreement to file as a group.
------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       WC
------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

       Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Oklahoma
------------------------------------------------------------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,490,412
------------------------------------------------------------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*                              [ ]


------------------------------------------------------------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       58.8 % (Excludes 273,148 shares of United Oklahoma Bankshares, Inc.
       ("United") Common Stock held by United as Treasury Stock)
------------------------------------------------------------------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON

       HC; CO
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       George N. Cook
       S.S. No. ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a)[X]
                                                                                                       (b)[ ]
       (b)

       See Exhibit (c)(1) for written agreement to file as a group.
------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

       Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
------------------------------------------------------------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       [ ]

       Right to acquire 243,384 shares of United Common Stock from
       Ameribank Corporation
------------------------------------------------------------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       9.6% (Excludes 273,148 shares of United
       Common Stock held by United as Treasury Stock)
------------------------------------------------------------------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON

       IN
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D. Wesley Schubert
       S.S. No. ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a)[X]
                                                                                                       (b)[ ]
       See Exhibit (c)(1) for written agreement to file as a group.
------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

       Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
------------------------------------------------------------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Right to acquire 243,384 shares of United Common Stock from
       Ameribank Corporation
------------------------------------------------------------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*                              [ ]


------------------------------------------------------------------------------------------------------------------------------------
 9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       9.6% (Excludes 273,148 shares of United
       Common Stock held by United as Treasury Stock)
------------------------------------------------------------------------------------------------------------------------------------
 10    TYPE OF REPORTING PERSON

       IN
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Michael Adcock
       S.S. No. ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a)[X]
                                                                                                       (b)[ ]
       See Exhibit (c)(1) for written agreement to file as a group.
------------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       AF
------------------------------------------------------------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

       Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
------------------------------------------------------------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Right to acquire 243,384 shares of United Common Stock from
       Ameribank
------------------------------------------------------------------------------------------------------------------------------------
 8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*                              [ ]


------------------------------------------------------------------------------------------------------------------------------------
9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       9.6% (Excludes 273,148 shares of United
       Common Stock held by United as Treasury Stock)
------------------------------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

       IN
------------------------------------------------------------------------------------------------------------------------------------

         Ameribank Corporation (the "Purchaser") amends and supplements its Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "SEC") on November 3, 1995, as amended by Amendment Nos. 1 and 2, with respect to the Purchaser's offer to purchase up to 1,478,036 of the outstanding shares of common stock, par value $1.00 per share, of United Oklahoma Bankshares, Inc., an Oklahoma corporation (the "Company"), at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995 (the "Offer to Purchase"), as amended by Supplement No. 1 filed with the SEC on December 5, 1995, and the related Letter of Transmittal.

         Unless otherwise indicated herein, each capitalized term used but not defined shall have the meaning assigned to such term in the Schedule 14D-1.

         Pursuant to Instruction D, the Schedule 14D-1 is amended and supplemented as follows:

        On December 13, 1995, the Federal Reserve Board approved the Purchaser's application to own at least sixty percent (60%) of the outstanding shares of the Common Stock of the Company for consummation on or after fifteen
(15) calendar days following that date. On December 29, 1995 the Purchaser's Offer expired and the Purchaser acquired 588,146 shares of Common Stock from approximately 281 holders of shares of Common Stock tendered to the Purchaser pursuant to the Offer and 50,000 shares of Common Stock pursuant to the Stock Purchase Agreement with Southwest Title and Trust Company of Oklahoma City, Oklahoma as set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase. Following receipt of Federal Reserve Board approval, the Purchaser also acquired 84,000 shares of Common Stock from First Altus Bancorp, Inc. and 66,000 shares of Common Stock from Paul Goacher, which were released from escrow on December 28, 1995, pursuant to the terms of the Stock Purchase Agreements as set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase.

                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                 AMERIBANK CORPORATION

(Date) January 5, 1996
      ----------------
                                                 By:   /s/ D. Wesley Schubert
                                                    -------------------------
                                                    Name:  D. WESLEY SCHUBERT
                                                    Title: Vice President